UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 7)

                                   NSS Bancorp
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    62938H109
                                 (CUSIP Number)

                               Bennett Lindenbaum
                             Basswood Partners, L.P.
                                52 Forest Avenue
                            Paramus, New Jersey 07652
                                 (201) 843-3644

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                April 9, 1998

             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

CUSIP No. 62938H109

1.  Name of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

             Basswood Partners, L.P.

2. Check the Appropriate Box if a Member of a Group

             (a)      [ ]
             (b)      [x]

3.  SEC Use Only


4.  Source of Funds

             WC

5.  Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2
    (d) or 2 (e)

             [ ]

6.  Citizenship or Place of Organization

             Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:


8.  Shared Voting Power:

             241,411

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

             241,411

11. Aggregate Amount Beneficially Owned by Each Reporting Person

             241,411

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

             [  ]

13. Percent of Class Represented by Amount in Row (11)

             9.97%

14. Type of Reporting Person

             PN

CUSIP No. 62938H109

1.  Name of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

             Matthew Lindenbaum

2. Check the Appropriate Box if a Member of a Group

             (a)      [ ]
             (b)      [x]

3.  SEC Use Only


4.  Source of Funds

             AF, PF

5.  Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2
    (d) or 2 (e)

             [ ]

6.  Citizenship or Place of Organization

             United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:

              100

8.  Shared Voting Power:

             241,411

9.  Sole Dispositive Power:

             100

10. Shared Dispositive Power:

             241,411

11. Aggregate Amount Beneficially Owned by Each Reporting Person

             241,511

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

             [  ]

13. Percent of Class Represented by Amount in Row (11)

             9.98%

14. Type of Reporting Person

             IN

CUSIP No. 62938H109

1.  Name of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

             Bennett Lindenbaum

2. Check the Appropriate Box if a Member of a Group

             (a)      [ ]
             (b)      [x]

3.  SEC Use Only


4.  Source of Funds

             AF, PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

             [ ]

6.  Citizenship or Place of Organization

             United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:


8.  Shared Voting Power:

             241,411

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

             241,411

11. Aggregate Amount Beneficially Owned by Each Reporting Person

             241,411

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

             9.97%

14. Type of Reporting Person

             IN

            This Amendment No. 7 has been filed by Basswood Partners, L.P. ("Basswood"), Bennett Lindenbaum and Matthew Lindenbaum (collectively, the "Reporting Persons") for the purposes of amending the disclosure in Items 4, 5, 6 and 7 (originally filed, under cover of a Form F-11, with the Federal Deposit Insurance Corporation (the "FDIC")) relating to shares of voting common stock ("Shares") of NSS Bancorp ("NSS"). NSS's principal executive office is located at 48 Wall Street, P.O. Box 28, Norwalk, Connecticut 06852.


Item 1.     Security and Issuer.
            --------------------

            No change.


Item 2.     Identity and Background.
            ------------------------

            No change.

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

            No change.


Item 4.     Purpose of Transaction.
            -----------------------

            On March 31, 1998, Basswood received notification from the Securities and Exchange Commission (the "Commission") that the Commission did not concur with NSS's no action request concerning the omission of a shareholder proposal (the "Proposed Resolution") from the NSS proxy materials relating to the NSS Annual Meeting scheduled for May 27, 1998. The Proposed Resolution, which was proposed by Basswood, reads:

                 "RESOLVED, that the shareholders of NSS Bancorp, Inc. (the "Company") hereby request that the Board of Directors immediately take the necessary steps to achieve a sale, merger or other acquisition of the Company on terms most favorable to shareholders."

            Consequently, Basswood believes that NSS will include the Proposed Resolution in its proxy materials for the upcoming Annual Meeting.

            On April 13, 1998, Basswood sent a letter, dated April 9, 1998, to NSS, filed as Exhibit 2 hereto, nominating Bennett Lindenbaum, Wolfgang Schoellkopf and George R. Zoffinger (the "Nominees") for election as directors of NSS at the NSS Annual Meeting. Neither Messrs. Schoellkopf or Zoffinger are affiliates of the Reporting Persons, nor are they committed to support any particular position advocated by the Reporting Persons. Each of the Nominees is independent of NSS management and is committed to explore all strategic alternatives for the NSS to enhance shareholder value. Messrs. Schoellkopf and Zoffinger will each be paid a fee of approximately $10,000, in the form of Shares, by Basswood and its affiliates to compensate them for their time and efforts required as nominees for election as directors of NSS. Mr. Zoffinger currently individually owns 200 Shares.

            On April 13, 1998, Basswood sent a letter, dated April 9, 1998, to NSS, filed as Exhibit 3 hereto, notifying NSS that it may solicit proxies from other shareholders for either (1) the election of the Nominees to the Board of Directors of NSS or (2) the adoption of the Proposed Resolution, or both, at the Annual Meeting. Additionally, Basswood requested, pursuant to Rule 14a-7 of the Exchange Act of 1934, to receive certain records and documents of NSS in connection with its proposed solicitation. This request was in addition to and not in substitution for its prior request under Connecticut law and in no way affects the agreement between Basswood and NSS with respect to such state-law request.

Item 5.     Interest in Securities of Issuer.
            ---------------------------------

            As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 241,411 Shares; and Matthew Lindenbaum beneficially owns an additional 100 Shares. Based on publicly available information, at February 28, 1998 there were 2,421,071 Shares outstanding. Therefore, Basswood and Bennett Lindenbaum may be deemed to be the beneficial owners of approximately 9.97% of the outstanding Shares and Matthew Lindenbaum may be deemed to be the beneficial owner of approximately 9.98% of the outstanding Shares. The Reporting Persons have the power to vote, direct the vote, dispose of or direct the disposition of all the Shares of which they may be deemed to be the beneficial owners; provided that only Matthew Lindenbaum has voting or dispositive power with respect to the 100 Shares held individually by him.

            It is the Reporting Persons' current intention not to own, or not to be deemed to beneficially own, such an amount of Shares that would result in the ownership of 10%, or more than 10%, of the outstanding Shares.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
            ------------------------------------

            In connection with Basswood's nomination of the Nominees, Basswood and its affiliates have agreed to pay a fee of approximately $10,000, in the form of Shares, to each of Wolfgang Schoellkopf and George R. Zoffinger in order to compensate them for their time and efforts required as nominees for election as directors of NSS.


Item 7.     Material to be Filed as Exhibits.
            ---------------------------------

            An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed as Exhibit 1.

            A letter to NSS, dated April 9, 1998, nominating the Nominees for election as directors of NSS at the Annual Meeting is filed as
            Exhibit 2.

            A letter, dated April 9, 1998, notifying NSS that Basswood may solicit proxies from shareholders for either (1) the election of the Nominees or (2) the adoption of the Proposed Resolution, or both, at the Annual Meeting and requesting NSS to provide certain records and documents of NSS in connection with such proposed solicitation is filed as Exhibit 3.

            Letter agreements, dated April 9, 1998, pursuant to which Wolfgang Schoellkopf and George R. Zoffinger have agreed to serve as nominees, are filed as Exhibit 4.

                                    SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                    BASSWOOD PARTNERS, L.P.

                                    By: Basswood Management, Inc.,
                                        its General Partner


                                    By:   /s/ Matthew Lindenbaum
                                    ----------------------------------
                                         Matthew Lindenbaum, President



                                       /s/ Matthew Lindenbaum
                                    ----------------------------------
                                          (Matthew Lindenbaum)



                                       /s/ Bennett Lindenbaum
                                    ----------------------------------
                                          (Bennett Lindenbaum)

April 13, 1998


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